FAO Inc.

2001 Annual Report

RECD S.E.C.
JUN 2 1 2002
1088

02041570

PROCESSED
JUL 0 1 2002
THOMSON FINANCIAL









Fifth, we plan to increase the sales and profitability at each chain through exciting new merchandise initiatives. These include sharing best practices among the three chains and by adding selected new merchandise categories as follows:

- Car seats and booster seats for big kids, ages 3 through 8, in Zany Brainy stores;
- Car seats and strollers to "FAO Baby" sections in FAO Schwarz stores;
- FAO Schwarz plush toy sections in Zany Brainy and Right Start stores;
- Expanded book and video sections in FAO Schwarz stores;
- Action figures and expanded vehicles sections in Zany Brainy stores; and
- Barbie© and expanded doll sections in Zany Brainy stores.

Finally, we intend to commence an aggressive campaign of cross marketing and cross promotion across our brands and our three sales channels: retail stores, internet and catalog. Our goal is to ensure that our customers shop each of our chains and also shop from our catalog and Internet sites as well.

We go into Fiscal 2002 as a brand new company but one with 140 years of history as a leader in providing the highest quality in products and customer service. Our goal over the next several years is to firmly establish FAO, Inc. as the true leader in the specialty retailing of kids' products.

We believe we have the right team and the right strategy and we are committed to success. In closing, I would like to thank our employees for your commitment to excellence and our Board of Directors and shareholders for your continuing support.

Sincerely yours,

Jerry R. Welch
President and CEO


THE RIGHT STA


FAO



THE RIGHT START®
born 1985

Every mother wants the best for her baby. At **The Right Start** we understand and share parents' belief in the importance of these formative years. That is why we have searched the globe in order to bring together an unparalleled selection of premium baby products from some of the world's most innovative manufacturers and designers.

Complete customer satisfaction is our primary mission and parents receive an incomparable level of personalized service and expert advice from our dedicated and knowledgeable team of sales associates.


THE RIGHT START
Find a Registry
Edit Registry
Welcome to The Right Start
BABY REGISTRY

Starting Right From The Beginning.

Our popular baby registry makes baby shower shopping a snap. It also provides the Right Start brand with new customers (first-time parents and grandparents). The addition of the Zany Brainy and FAO Schwarz brands extends the customer relationship beyond the toddler years through childhood, and into the early teens.







If you want to start right ask an expert for advice.




THE RIGHT START
2002





Tamara Garcia, Manager, Santa Monica, CA

"First-time motherhood can be daunting and we try to offer new moms a very precious commodity – time.

The trouble with the larger stores is that the amount of products on offer is so great that it can be quite overwhelming, and the sales staff is not trained to offer practical help and advice.

Here, our emphasis is on carefully selected, quality product lines backed by a team of specialist customer care representatives. We like to ensure that our customers are able to make an informed buying decision and choose a product that is exactly right for both mother and baby.

And I really do speak from experience – I'm a mom and I shop here.
My daughter is the definitive Right Start baby!"



ZANY Brainy®

Kids learn best when they're having fun!™

The Zany Brainy name is synonymous with the concept of fun learning. Our stores are designed to both entertain and challenge inquisitive minds. We have assembled a broad mix of carefully selected educational merchandise, ranging from traditional toy favorites to advanced computer-based learning programs. Our emphasis is on providing adults with the right parenting solutions while inspiring each child within a uniquely interactive environment.
















BOOSTER SEATS

A Dynamic Combination

Customers will have three avenues to *purchase products from all of our brands:* retail establishments located throughout the country, the internet and direct mail. Combining the behind-the-scene activities of the brands will lead to increased back-office efficiencies.




THE RIGHT START


Brainy Games
Books
Zany Showtime Theater
Words & Music
Our Planet
Critters
Let's Pretend
Creativity
Software
Stationery
Play Pals
Train Shop
Good Sports
Young Builders
Nursery
Gifts
ENTRANCE

Leveraging Property: Store Within A Store

Our Zany Brainy store in Valencia, CA contains the first of many "stores within a store", a Right Start boutique which occupies about 1,500 square feet of retail selling space.

To educate is number one, the other goal is having fun.





140 Years Old And Still Making History

This early store in New York's Union Square (*photo circa 1880*) shared the neighborhood with Tiffany's and was frequented by the city's rich and famous of that era.

Los Angeles Mayor James Hahn plays a tune at the grand opening of the new flagship store located at the Grove at Farmer's Market, while our renowned in-store performers look on.

FAO SCHWARZ
FIFTH AVENUE
THE ULTIMATE TOY STORE

Every child remembers their first visit. Every parent remembers that look of sheer wonder. From humble beginnings more than 140 years ago, FAO Schwarz has become a New York institution and an American retailing icon. FAO Schwarz has achieved this status by offering a combination of unique products in an unforgettable environment.


NIGHT NAVIGATOR

From our landmark store on New York's Fifth Avenue to our eagerly awaited Holiday catalog, we've succeeded in creating a long line of proud traditions that have established FAO Schwarz as the world's ultimate toy store.


140
FAO SCHWARZ


FAO GIRL



Our 140th anniversary is something great. Help us celebrate!


FAO SCHWARZ
140
FAO SCHWARZ
THE ULTIMATE TOY STORE
Celebrate the Release of the Newest STAR WARS Movie

Every year our customers look forward to receiving their Holiday catalog. Those who can't wait find our products at our easy-to-shop Web site. Still, nothing beats the shopping experience at one of our flagship stores.

START RIGHT



THE RIGHT START
born 1985

EDUCATE



ZANY Brainy
Kids learn best when they're having fun!™

CELEBRATE


F·A·O SCHWARZ

FAO SCHWARZ
FIFTH AVENUE
THE ULTIMATE TOY STORE

THE RIGHT START
born 1985

26610 Agoura Road, Suite 250
Calabasas, CA 91302
818.707.7100

RIGHTSTART.com







ZANY Brainy®
Kids learn best when they're having fun!™

2520 Renaissance Boulevard
King of Prussia, PA 19406
610.278.7800

ZANYBRAINY.com





FAO Inc.

Corporate Headquarters
2520 Renaissance Boulevard
King of Prussia, PA 19406
610.292.6600

FAOINC.com

FAO SCHWARZ
FIFTH AVENUE

767 Fifth Avenue
New York, NY 10115
212.644.9410

FAO.com

RECD S.E.C.
JUN 2 1 2002
1083

F.A.O., INC.
2520 Renaissance Boulevard
King of Prussia, Pennsylvania 19406

June 14, 2002

Dear Shareholders:

Our Annual Meeting of Shareholders will be held on July 10, 2002, at 9:00 a.m., at The St. Regis Hotel, 2055 Avenue of the Stars, Los Angeles, California. We urge you to attend this meeting to give us an opportunity to meet you personally, to allow us to introduce key personnel responsible for the management of your Company and to answer any questions you may have.

The formal Notice of Annual Meeting, the Proxy Statement and the proxy card are enclosed. A copy of the Annual Report to Shareholders describing our operations during the fiscal year ended February 2, 2002 is also enclosed.

We hope that you will be able to attend the meeting in person. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card promptly. A prepaid return envelope is provided for this purpose. Your shares will be voted at the meeting in accordance with your proxy.

If you have shares in more than one name or if your stock is registered in more than one way, you may receive more than one copy of the proxy materials. If so, please sign and return each of the proxy cards you receive so that all of your shares may be voted. We look forward to meeting you at the July 10, 2002 Annual Meeting of Shareholders.

Very truly yours,

Jerry R. Welch

Jerry R. Welch
President and Chief Executive Officer

F.A.O., INC.
2520 Renaissance Boulevard
King of Prussia, Pennsylvania 19406

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held July 10, 2002

The Annual Meeting of F.A.O., Inc. will be held at The St. Regis Hotel, 2055 Avenue of the Stars, Los Angeles, California on July 10, 2002, at 9:00 a.m. for the following purposes:

1. To elect seven (7) directors to hold office until the next Annual Meeting and until their successors are elected;

2. To ratify the appointment of KPMG LLP as independent auditors for the fiscal year ending February 1, 2003 (Proposal One);

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The close of business on June 10, 2002 is the date of record for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting.

All shareholders are urged to attend the meeting in person or by proxy. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, PLEASE SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED PREPAID RETURN ENVELOPE. The Proxy is revocable and will not affect your right to vote in person in the event you attend the meeting.

By Order of The Board of Directors

Kendrick F. Royer

Kendrick F. Royer
Secretary

King of Prussia, Pennsylvania
June 14, 2002

F.A.O., INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

Solicitation and Revocation of Proxies

The enclosed proxy ("Proxy") is solicited by and on behalf of the Board of Directors of F.A.O., Inc. ("Board of Directors") for use in connection with our Annual Meeting of Shareholders to be held on July 10, 2002, at 9:00 a.m. and at any and all adjournments thereof.

The persons named as proxies were designated by our Board of Directors and our officers or directors. Any Proxy may be revoked or superseded by executing a proxy bearing a later date or by giving notice of revocation in writing prior to, or at, the Annual Meeting, or by attending the Annual Meeting and voting in person. All Proxies that are properly completed, signed and returned to us prior to the meeting, and not subsequently revoked, will be voted in accordance with the instructions given in the Proxy. If a choice is not specified in the Proxy, the Proxy will be voted FOR the election of the director nominees listed below and FOR Proposal One to ratify the appointment of KPMG LLP as our independent auditors. Proxies submitted by brokers that do not indicate a vote for some or all of the proposals because the brokers do not have discretionary voting authority and have not received instructions from you as to how to vote on those proposals (so-called "broker non-votes") are considered "shares present" for purposes of determining whether a quorum exists. Broker non-votes, however, are not considered to be shares voted and will not affect the outcome of the vote.

This Proxy Statement and the accompanying Proxy are being mailed to shareholders on or about June 14, 2002. The entire cost of the solicitation of proxies will be borne by us. Expenses will also include reimbursements paid to brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the meeting to beneficial owners of our common stock. It is contemplated that this solicitation will be primarily by mail. In addition, some of our officers, directors and employees may solicit proxies personally or by telephone, facsimile, telegraph or cable, but will not be compensated for such solicitation.

Voting at the Meeting

Shares of our common stock constitute the only class of securities entitled to notice of, and to vote at, the Annual Meeting. Only shareholders of record at the close of business on June 10, 2002, will be entitled to vote at the meeting or any adjournment or postponement thereof. As of June 7, 2002, there were 34,981,004 shares of our common stock issued and outstanding, each share being entitled to one vote on each matter to be voted upon, except that voting for directors may be cumulative. A shareholder intending to cumulate votes for directors must notify us of such intention at the meeting prior to commencement of the voting for directors. If any shareholder has given such notice, every shareholder attending the meeting may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among two or more candidates. A shareholder who is not in attendance at the meeting may not invoke cumulative voting.

Discretionary authority to cumulate votes represented by proxies is solicited by the Board of Directors because, in the event nominations are made in opposition to the nominees of the Board of Directors, it is the intention of the persons named in the enclosed Proxy to cumulate votes represented by proxies for individual nominees in accordance with their best judgment in order to assure the election of as many of the Board's nominees to the Board of Directors as possible.

The election of directors will require the affirmative vote of a plurality of the shares of common stock voting in person or by proxy at the Annual Meeting. The approval of Proposal One will require the affirmative vote of a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on such proposal.

PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of May 24, 2002, with respect to all those known by us to be the beneficial owners of more than 5% of our outstanding common stock, each director who owns shares of common stock, each executive officer named in our Summary Compensation Table under the heading "Executive Compensation and Other Information," and all our directors and executive officers as a group.

Name and Address of Owner (1)	Amount and Nature Beneficial Ownership of Common Stock	% of Class
Richard A. Kayne (2) Kayne Anderson Investment Management, Inc. 1800 Avenue of the Stars, Second Floor Los Angeles, CA 90067	8,177,058	23.3
Fred Kayne (3) Fortune Fashions 6501 Flotilla Street Commerce, CA 90040	2,183,755	6.2
Athanor Holdings, LLC (4) 9130 Sunset Boulevard Los Angeles, CA 90069	11,761,409	30.6
KBB Retail Assets Corp. (fka F.A.O. Schwarz) And Quality Fulfillment Services, Inc. (5) c/o Royal Vendex KBB N.V. De Klencke 6, NL-1083 Postbus 7997, 1008 AD Amsterdam, The Netherlands	5,000,000	14.3
Marilyn Platfoot (6)	98,296	*
Andrew Feshbach (7) Big Dog Sportswear 121 Gray Avenue, Suite 300 Santa Barbara, CA 93101	49,941	*
Robert R. Hollman (7) Hollman Property Company 1801 Avenue of the Stars, Suite 444 Los Angeles, CA 90067	37,389	*

Jerry R. Welch (7, 8)	431,887	1.2
Howard M. Zelikow (7, 9) Kayne Anderson Investment Management, Inc. 1800 Avenue of the Stars, Second Floor Los Angeles, CA 90067	97,141	*
Ronald J. Blumenthal (10)	75,958	*
Jill Higgins (11) 10153 ½ Riverside Drive, #598 Toluca Lake, CA 91602	81,722	*
Raymond P. Springer (12)	172,773	*
All executive officers and directors as a group (ten persons) (13)	11,405,920	28.7

* Less than one percent.

(1) Except as otherwise noted below, the persons named in the table have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Except as otherwise noted, the address for the persons named in the table is 2520 Renaissance Boulevard, King of Prussia, PA 19406.

(2) The 8,177,058 shares include (i) 1,088,160 shares held directly by Mr. Richard Kayne (including 44,772 shares which may be acquired within 60 days upon exercise of options, 54,000 shares which may be acquired upon exercise of Warrants issued in connection with the Series D Preferred Stock and 5,630 shares held in trusts and custodial accounts) and (ii) 7,088,898 shares held in accounts managed by Kayne Anderson Capital Advisors, L.P. ("KA Capital"), a registered investment advisor. Mr. Richard Kayne has sole voting and dispositive power over the shares he holds directly, but disclaims beneficial ownership as to the 5,630 shares held in trusts and custodial accounts. He has shared voting and dispositive power along with Kayne Anderson Investment Management, Inc. ("KAIM, Inc."), the general partner of KA Capital, over the remaining shares. Mr. Richard Kayne is the President, Chief Executive Officer and a director of KAIM, Inc., and the principal stockholder of its parent company. The shares held by managed accounts of KA Capital include the following shares held by investment funds for which KA Capital serves as general partner or manager: 1,514,582 shares held by Kayne, Anderson Non-Traditional Investments, L.P.; 2,395,618 shares held by ARBCO Associates, L.P.; 1,954,102 shares held by Kayne Anderson Diversified Capital Partners, L.P. and 1,224,596 shares managed in other accounts. KA Capital disclaims beneficial ownership of the shares reported, except those shares attributable to it by virtue of its general partner interests in the limited partnerships holding such shares. Mr. Richard Kayne disclaims beneficial ownership of the shares reported, except those shares held by him directly or attributable to him by virtue of his limited and general partner interests in such limited partnerships and by virtue of his indirect interest through the interest of KAIM, Inc. in such limited partnerships. The foregoing is based on information provided by Mr. Richard Kayne and KA Capital. Mr. Kayne is one of our directors.

(3) Of the 2,183,755 shares beneficially owned, 1,671,115 shares are held directly by Mr. Fred Kayne (including 44,772 shares which may be acquired within 60 days upon exercise of options). Fortune Twenty-Fifth, Inc., a corporation of which Mr. Fred Kayne is the sole stockholder, acquired 432,640 shares of our common stock upon conversion of Series D Convertible Preferred Stock (including dividends paid-in-kind) and may acquire 80,000 shares upon exercise of warrants issued in connection with the issuance of the Series D Convertible Preferred Stock. The foregoing is based on information provided by Mr. Fred Kayne in his 13D/A filed September 21, 2001, as adjusted for certain options and warrants. Mr. Fred Kayne is one of our directors.

(4) The foregoing is based on information provided by Athanor Holdings, LLC in its 13D filed September 18, 2001. Athanor has a contractual agreement with other shareholders under which such shareholders agree to vote for three nominees of Athanor to our Board of Directors.

(5) The foregoing is based on information provided by Royal Vendex KBB N.V. in its 13G filed January 17, 2002.

(6) Includes currently exercisable options to purchase 97,500 shares of common stock and 796 and 203 vested shares held by our Employee Stock Purchase Plan and Employee Stock Ownership Plan, respectively, for the benefit of Ms. Platfoot. Ms. Platfoot is one of our executive officers.

(7) Consists of currently exercisable options to purchase common stock and shares held directly, if any. Messrs. Welch, Holman, Zelikow and Mr. Feshbach serve on our Board of Directors.

(8) On September 5, 2001, Mr. Welch became vested with the right to exercise options for a total of 431,887 shares of our common stock. Mr. Welch is our President and Chief Executive Officer.

(9) Mr. Zelikow is an officer and Managing Director of KAIM, Inc.; however, he disclaims beneficial ownership with respect to shares held by KAIM, Inc. or any of its affiliates. Mr. Zelikow is one of our directors.

(10) Includes currently exercisable stock options to purchase 75,918 shares of common stock and 958 vested shares held by our Employee Stock Ownership Plan for the benefit of Mr. Blumenthal, our Senior Vice President of Real Estate.

(11) Includes 10,000 shares which may be acquired upon exercise of warrants issued in connection with the Series D Preferred Stock. Ms. Higgins is one of our directors.

(12) On September 5, 2001, Mr. Springer became vested with the right to exercise options for a total of 172,773 shares of our common stock. Mr. Springer is our Chief Financial Officer and Executive Vice President.

(13) Includes options and common stock beneficially owned by executive officers and directors.

ELECTION OF DIRECTORS

The Board of Directors proposes the election of seven (7) directors, who will hold office until the next annual meeting and until their respective successors are elected and qualified. Unless authority to vote for directors has been withheld in the Proxy, the persons named in the Proxy intend to vote at the meeting for the election of the nominees presented below. Each nominee has consented to serve as a director for the ensuing year. Although the Board of Directors does not contemplate that any of the nominees will be unable to serve, if any nominee withdraws or otherwise becomes unavailable to serve, the persons named in the enclosed Proxy will vote for any substitute nominee designated by the Board of Directors.

The candidates in the election of directors receiving the highest number of affirmative votes of the shares entitled to vote, up to the number of directors to be elected by such shares, will be elected. Votes against a candidate and votes withheld, including broker non-votes, have no legal effect on the election; however all such votes count as a part of the quorum. The names and certain information concerning the persons to be nominated as directors at the Annual Meeting are set forth below.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES NAMED BELOW.

Directors and Nominees

Name	Age	Director Since	Business Experience
Andrew Feshbach	41	1995	Mr. Feshbach has been President, Chief Executive Officer and a Director of Big Dog Holdings, Inc., a producer of a branded, lifestyle collection of popular clothing and accessories, since 1992 when he co-founded the company with Mr. Fred Kayne. He was an Executive Vice President of Fortune Fashions, LLC, a custom manufacturer of embellished apparel for the tourist industry, which he co-founded in 1991 with Mr. Fred Kayne, until 2000. Mr. Feshbach has also been a Vice President since 1990 of Fortune Financial, a private merchant banking firm founded by Mr. Fred Kayne.
Jill Higgins	46	2001	Ms. Higgins was appointed to fill a vacancy on the Board of Directors in April 2001. Ms. Higgins is a general partner of Lakeside Enterprises, a private family investment company. Ms. Higgins was a Director of Day Runner, Inc., a developer, manufacturer and marketer of organizing products, from 1986 through 1999.
Fred Kayne	63	1995	Mr. Kayne has been the Chairman of the Board since November 2001 and a Director since 1995. Mr. Kayne has been Chairman of the Board of Big Dog Holdings, Inc., since 1992 when he co-founded the company with Mr. Feshbach. Mr. Kayne has been President and Chairman of the Board of Fortune Fashions, since he co-founded the company in 1991 with Mr. Feshbach. Mr. Kayne has been a Director of Westminster Capital, Inc. since 2001. Mr. Kayne has been President and Chairman of Fortune Financial, a private merchant banking firm, since he founded it in 1986. Mr. Kayne was a partner of Bear, Stearns & Co. Inc. until its initial public offering in 1985, after which time he was a Managing Director and a member of the Board of Directors of Bear, Stearns & Co. Inc. until he resigned in 1986. Fred Kayne and Richard A. Kayne are brothers.
Richard A. Kayne	57	1995	Since 1985, Mr. Kayne has served as President and a Director and, since August of 1996, Chief Executive Officer of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P., an investment management firm, and their broker dealer affiliate, K.A. Associates, Inc. Mr. Kayne has been with Kayne Anderson Investment Management, Inc. since 1984 when it was founded by Mr. Kayne and John E. Anderson. Mr. Kayne has been Co-Chairman of the Management Committee of Kayne Anderson Rudnick Management, LLC, an investment management firm since July 2000 and was a Co-Manager from August 1995 to July 2000. He has also been a Director of Glacier Water Services, Inc. since 1995 and its Chairman of the Board since September 1999. Richard A. Kayne and Fred Kayne are brothers.
Jerry R. Welch	51	1995	Mr. Welch became our Chief Executive Officer in March 1996, assumed the position of President in September 1996 and served as Chairman of the Board from August 1995 through November 1, 2001. Mr. Welch also served as an officer and a Managing Director of Kayne Anderson Investment Management, Inc. from January 1993 through August 2001.

			Mr. Welch held the positions of Chairman of the Board from January through September 1992 and from September 1993 through September 1999 and Chief Executive Officer from August 1994 to September 1999 for Glacier Water Services, Inc., a retailer of vended water.
Howard M. Zelikow	68	1995	Mr. Zelikow has been a Managing Director of Kayne Anderson Investment Management, Inc. since 1988. Mr. Zelikow was a director of Financial Security Assurance Holdings Ltd. from 1996 until 2000 and served as a director of Queensway Financial Holdings Limited from 1993 until 2000. Mr. Zelikow was a director of Victoria Financial Corporation from 1991 to 1995, a director of Capital Guaranty Corporation from 1994 to 1995, and a director of Nobel Insurance Limited from 1989 to 1993. Mr. Zelikow was a director of The Navigators Group, Inc. from 1999 to 2001. Mr. Zelikow is a Certified Public Accountant. He was Chief Financial Officer of Progressive Corp., an insurance company, from 1977 to 1988.
Robert R. Hollman	58	1995	Mr. Hollman has been President of Hollman Property Company, a real estate investment company, of which he is the majority owner, since 1997. Mr. Hollman was previously President and Chief Executive Officer of Topa Management Company, a real estate management and development company which he co-founded in 1971. In addition, Mr. Hollman was President and Chief Executive Officer of Topa Savings Bank, a federally chartered savings and loan, from 1989 to 1996.

Our directors serve until their successors are elected and duly qualified at next year's Annual Meeting of Shareholders, which is expected to be held in June 2003. Your Proxy cannot be voted for a number of persons greater than the number of nominees named.

COMMITTEES OF THE BOARD OF DIRECTORS

Compensation Committee

During the fiscal year ended February 2, 2002 ("Fiscal 2001"), our Compensation Committee (the "Compensation Committee") consisted of Messrs. Richard Kayne and Fred Kayne. The Compensation Committee reviews our general compensation strategy, awards options, approves salaries and reviews and reports to the Board of Directors with respect to compensation of officers and employee benefit programs.

Nominating Committee

The Board of Directors does not have a standing Nominating Committee.

Audit Committee

During Fiscal 2001, our Audit Committee (the "Audit Committee") consisted of Messrs. Hollman and Zelikow and Ms. Higgins. The Board of Directors adopted a written charter for the Audit Committee as of June 14, 2000. The Audit Committee, which includes two independent directors, meets periodically with our independent public accountants and management to discuss accounting principles, financial and accounting controls, the scope of the annual audit, the independence of our independent public accountants, regulatory compliance and other matters, including those required to be discussed by the Audit Committee with our independent public accountants under Statement of Auditing Standards 61. The Audit Committee also advises the Board of Directors on matters related to accounting and auditing and recommends the selection of independent public accountants. The independent public accountants have complete access to the Audit Committee without management present to discuss results of their audit and their opinions on the adequacy of internal controls, the quality of financial reporting and other accounting and auditing matters. Howard Zelikow, chairman of the Audit Committee (i) is not considered independent under the continued listing rules of the Nasdaq National Market because he is employed by Kayne Anderson Investment Management, Inc., which is our affiliate, (ii) is not our current employee or an immediate family member of any of our employees, and (iii) has experience with our business and financial affairs in particular and with accounting and financial matters in general. The Board of Directors determined that there is no alternative director available at this time to sit on our Audit Committee, and that membership on the committee by Mr. Zelikow is required by our best interests and the best interests of our shareholders.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements for F.A.O., Inc. for Fiscal 2001 with management. In addition, the Audit Committee has discussed with Arthur Andersen, LLP, F.A.O., Inc.'s independent public accountants during Fiscal 2001, the auditor's responsibilities, any significant issues arising during the audit, and other matters required to be discussed by SAS 61 *(Codification of Statements on Auditing Standards, AU 380)*. The Audit Committee has received the written disclosures and letter from the independent public accountants regarding F.A.O., Inc. that are required under Independence Standards Board Standard No. 1. Based on the Audit Committee's review and discussions with management and the independent public accountants, the Audit Committee recommended to the Board of Directors that the audited financial statements included in F.A.O., Inc.'s Annual Report on Form 10-K be so included.

RESPECTFULLY SUBMITTED BY THE AUDIT COMMITTEE:

Howard M. Zelikow
Jill Higgins
Robert R. Hollman

Pursuant to Item 7 of Schedule 14A of the Securities and Exchange Commission, notwithstanding anything to the contrary set forth in our previous or future filings, under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate other filings under such acts, including this Proxy Statement, in whole or in part, the foregoing Audit Committee Report shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C promulgated under the Securities Exchange Act of 1934, as amended, except as required by Rule 14a-101 promulgated under the Securities Exchange Act of 1934, as amended, or incorporated by reference into any such filings.

Attendance at Meetings

During Fiscal 2001, the Board of Directors held a total of six meetings, the Compensation Committee held three meetings and the Audit Committee held five meetings. No member of the Board of Directors, Compensation Committee or Audit Committee (other than Mr. Hollman) attended fewer than 75% of the meetings of the Board of Directors, Compensation Committee or Audit Committee. Mr. Hollman attended only two of the meetings of the Audit Committee.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Executive Compensation

The following table sets forth summary information concerning compensation paid or accrued by us for services rendered during Fiscal 2001, the fiscal year ended February 3, 2001 ("Fiscal 2000") and the fiscal year ended January 29, 2000 ("Fiscal 1999") to our Chief Executive Officer and the four other executive officers who received compensation of at least $100,000 (collectively, the "Named Executive Officers") as well as two other persons who would have been included in this table had they been employed at the end of Fiscal 2001.

Summary Compensation Table

Name and Principal Position	Annual Compensation				Long Term Compensation	
	Fiscal Year	Salary($)	Bonus ($)	Other Annual Compensation (1)	Securities Underlying Options (#)	Other Compensation ($) (2)
Jerry R. Welch (3)	2001	215,769	-0-	-0-	1,503,887	3,293
President and	2000	75,000	-0-	-0-	-0-	-0-
Chief Executive Officer	1999	31,000	-0-	-0-	-0-	-0-
Raymond P. Springer (4)	2001	250,588	-0-	10,107	641,019	2,384
Executive Vice President and	2000	250,000	-0-	7,800	50,000	-0-
Chief Financial Officer	1999	38,000	-0-	1,300	-0-	-0-
Marilyn Platfoot	2001	198,000	-0-	9,230	122,500	1,941
Executive Vice President -	2000	176,000	-0-	7,800	-0-	325
Retail	1999	160,000	-0-	7,800	-0-	313
Ronald J. Blumenthal	2001	163,307	-0-	15,056	50,000	1,261
Senior Vice President – Real	2000	158,000	-0-	7,800	-0-	-0-
Estate	1999	148,000	-0-	7,800	-0-	-0-
Gene Rosadino (5)	2001	95,192	-0-	3,000	100,000	80,610
Senior Vice President -	2000	-0-	-0-	-0-	-0-	-0-
Planning and Allocation	1999	-0-	-0-	-0-	-0-	-0-
Tom Vellios (6)	2001	250,589	-0-	-0-	-0-	1,026,164
Co-Chief Executive Officer	2000	-0-	-0-	-0-	-0-	-0-
ZB Company, Inc.	1999	-0-	-0-	-0-	-0-	-0-
Michael Levin (7)	2001	58,554	-0-	1,500	-0-	313,482
Senior Vice President–Operations	2000	-0-	-0-	-0-	-0-	-0-
ZB Company, Inc.	1999	-0-	-0-	-0-	-0-	-0-

---

(1) Amounts shown represent car allowances for the Named Executive Officers and club dues of $5,826 for Mr. Blumenthal.

(2) Amounts shown include our contributions under our Employee Stock Ownership Plan and our Employee Stock Purchase Plan, as applicable, for the listed executive officers as well as retention, severance and benefit payouts for Mr. Rosadino, Mr. Levin and Mr. Vellios paid in accordance with their employment agreements. Retention amounts were paid pursuant to a Zany Brainy, Inc. plan for which we became obligated in the Zany Brainy Acquisition and totaled $74,120 for Mr. Rosadino, $74,120 for Mr. Levin and $979,422 for Mr. Vellios.

(3) For Fiscal 2001, the amount includes salary earned beginning September 3, 2001. The amounts shown include amounts paid to Mr. Welch by RightStart.com Inc. during the period it was our subsidiary. RightStart.com Inc. paid Mr. Welch an additional $25,000 during Fiscal 2000 when it was no longer our subsidiary. Mr. Welch was a managing director of KAIM, Inc., our largest shareholder, from 1993 through 2001 and received no compensation from us for serving as our Chief Executive Officer or President before September 3, 2001.

(4) Mr. Springer became our Executive Vice President and Chief Financial Officer in August 2000. Beginning in July 2000, when our prior Chief Financial Officer terminated her employment with us, Mr. Springer provided executive services to us and we reimbursed RightStart.com Inc. for the value of such services. The salary shown includes amounts paid to Mr. Springer by RightStart.com Inc. while RightStart.com Inc. was our subsidiary and are not broken out to reflect the charges between us and RightStart.com Inc. for the value of Mr. Springer's services.

(5) Mr. Rosadino began working for us on September 5, 2001 and was previously an employee of Zany Brainy, Inc.

(6) Mr. Vellios began working for us on September 5, 2001 and terminated his employment on February 1, 2002.

(7) Mr. Levin began working for us on September 5, 2001 and terminated his employment on November 16, 2001.

Directors' Fees

All of our non-employee directors receive directors' fees of $3,000 per quarter. All of the members of the Board of Directors have elected, in lieu of such compensation, to receive options to purchase our common stock at the fair market value on the date the options are granted.

Option Grants in Fiscal 2001

The following table provides certain information regarding stock options granted to the Named Executive Officers during Fiscal 2001.

OPTIONS GRANTED IN FISCAL 2001

Name	Number of Common Shares Underlying Options Granted (1)	% of Total Options Granted to Employees in Fiscal 2001	Exercise Price per Share ($) (2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($) (3)	
					5%	10%
Jerry R. Welch (4)	1,503,887	35.4	2.60	8/10/11	2,458,996	6,231,577
Raymond P. Springer (4)	641,019	15.1	2.60	8/10/11	1,048,147	2,656,210
Marilyn Platfoot (5)	80,000	1.9	2.125	3/5/11	106,912	270,936
Marilyn Platfoot (6)	42,500	1.0	3.35	9/17/11	90,014	226,909
Ron Blumenthal (5)	50,000	0.7	2.125	3/5/11	66,820	169,335
Gene Rosadino (6)	100,000	2.4	4.50	10/31/11	283,003	717,184

(1) We granted an aggregate of 4,247,406 shares during Fiscal 2001 under our 1991 Employee Stock Option Plan, 1995 Employee Stock Option Plan and our 2001 Stock Incentive Plan.

(2) All options were granted at an exercise price equal to the fair market value of our common stock as of the grant date for such options.

(3) The potential realizable value is calculated assuming the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. All options listed have a term of 10 years. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price will appreciate over the 10-year option term at the assumed rates or at all. Unless the market price of our common stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

(4) Of all the options held by these individuals, 25% vested fully on September 5, 2001. The remainder of the newly granted options vest on the anniversary of the grant date evenly over three years. The option exercise price is $2.60, the closing price on August 10, 2001, which was the Friday before August 12, 2001, the date on which the grants were approved by our compensation committee.

(5) Such options become exercisable and fully vested at the rate of 34% on the first anniversary of the grant date and 33% on each successive anniversary.

(6) On and after the date that is one year from the grant date of such options, the options may be exercised for 25% of the total shares into which they are exercisable and, on and after the last day of each successive six-month period thereafter, such options may be exercised for an additional 12.5% of such shares, such that the options will be exercisable with respect to 100% of such shares on and after the date that is four years from the grant date.

Aggregate Option Exercises in Fiscal 2001 and Option Values at Fiscal Year End

The following table provides certain information regarding the exercise of stock options to purchase our stock held by the Named Executive Officers during Fiscal 2001 and the number of options and the value of our options held as of the end of such fiscal year.

Aggregate Option Exercises in Fiscal 2001 and Option Values at Fiscal Year End

The following table provides certain information regarding the exercise of stock options to purchase our stock held by the Named Executive Officers during Fiscal 2001 and the number of options and the value of our options held as of the end of such fiscal year.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options At Fiscal Year End (#)		Value of Unexercised In-The-Money Options At Fiscal Year End($)(1)	
Name	(#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
Jerry R. Welch	-0-	-0-	433,387	1,295,661	818,967	2,461,714
Raymond P. Springer	-0-	-0-	172,755	518,264	358,234	1,007,202
Marilyn Platfoot	-0-	-0-	77,500	122,500	92,500	238,875
Ronald J. Blumenthal	-0-	-0-	62,500	50,000	87,500	118,750
Gene Rosadino	-0-	-0-	-0-	100,000	-0-	-0-

(1) On February 2, 2002 (the last day our common stock was traded in Fiscal 2001), the closing sale price of our common stock on the Nasdaq National Market System was $4.50 per share.

Employment Agreements

We have agreed to enter into employment agreements with Messrs. Welch and Springer. These agreements have not yet been negotiated. Mr. Eugene Rosadino has an employment agreement with ZB Company, Inc. FAO Schwarz, Inc. has agreed to pay severance to Mr. Bud Johnson, Mr. David Niggli, Ms. Michelle Gershkovich, Mr. David Rogers, Ms. Nanette DiFalco, Mr. Chuck Santora and Mr. Tom Wheeland. Mr. Rosadino's employment agreement grants him a guarantee of a minimum annual salary equal to the last annual salary paid to him by Zany Brainy, Inc., benefits and retention bonuses under the Zany Brainy, Inc. severance plan which ZB Company, Inc. funded. In addition, if ZB Company, Inc., terminates Mr. Rosadino other than for death, incapacity or cause, Mr. Rosadino will receive an amount equal to his base annual salary, together, with continuation of benefits for 12 months. He will receive such amounts only if termination occurs prior to September 5, 2004. The severance agreements with FAO Schwarz, Inc.'s employees obligate FAO Schwarz, Inc. to pay severance benefits at the rate at which the covered employee's salary is paid for up to six months or one year after termination other than for death, disability or cause. ZB Company, Inc., in connection with the Zany Brainy Acquisition asset purchase agreement, is obligated to pay certain amounts to former officers of Zany Brainy, Inc., including payments to Mr. Vellios made on March 1, 2002 of $747,500 and to be made on September 1, 2002 of $747,500 subject to compliance with the terms of his agreement, including the non-competition provisions.

Stock Compensation Programs

We have three stock option plans, as well as an employee stock ownership plan and an employee stock purchase plan for which we no longer accept contributions.

2001 Stock Incentive Plan

Our Board of Directors adopted the 2001 Stock Incentive Plan (the "2001 Stock Incentive Plan"), on November 1, 2001, in order to provide a means of encouraging certain of our officers and employees to obtain a proprietary interest in the enterprise and thereby create an additional incentive for such persons to further our growth and development. The information regarding the 2001 Stock Incentive Plan provided herein is qualified in its entirety by the full text of such plan, copies of which have been filed with the Securities and Exchange Commission. The 2001 Stock Incentive Plan was approved by our shareholders on March 26, 2002. The 2001 Stock Incentive Plan covers an aggregate of 2,146,583 shares of our common stock, bringing the total options that may be granted to employees to approximately 5.6% of the fully diluted shares after the recently issued securities. Options outstanding under this plan have terms set by the individual grant but not more than 10 years. Options to purchase 1,072,500 shares of common stock were authorized by the compensation committee of our Board of Directors on October 31, 2001 at an exercise price of $4.50 per share subject to adoption of the 2001 Stock Incentive Plan and shareholder approval thereof. At February 2, 2002, options exercisable for 1,074,083 shares were available for grant under the 2001 Stock Incentive Plan. As of the time of approval several employees had left the Company reducing the number of options outstanding to 757,500 and increasing the shares available for grant to 1,389,083.

Corporate Change

If, while unexercised options remain outstanding under the 2001 Stock Incentive Plan, (i) our company is not the surviving entity in any merger, consolidation or other reorganization (or survives only as a subsidiary of an entity other than an entity that was wholly-owned by us immediately prior to such merger, consolidation or other reorganization), (ii) our company sells, leases or exchanges or agrees to sell, lease or exchange all or substantially all of its assets to any other person or entity (other than an entity wholly-owned by us), (iii) our company is to be dissolved or (iv) our company is a party to any other corporate transaction (as described under section 424(a) of the Internal Revenue Code of 1986, as amended (the "Code") and applicable Department of Treasury Regulations) that is not described in clauses (i), (ii) or (iii) of this sentence (each such event, a "Corporate Change"), then, except as otherwise provided in an option agreement (provided that such exceptions shall not apply in the case of a reincorporation merger) or as a result of our board's effectuation of one or more of the alternatives described below, there shall be no acceleration of the time at which any Option then outstanding may be exercised, and no later than ten days after the approval by our stockholders of such Corporate Change, our board must act to effect one or more of the following alternatives, which may vary among individual option holders and which may vary among options held by any individual option holder.

(1) accelerate the time at which some or all of the options then outstanding under the 2001 Stock Incentive Plan may be exercised so that such options may be exercised in full for a limited period of time on or before a specified date (before or after such Corporate Change) fixed by our board, after which specified date all such options that remain unexercised and all rights of holders thereunder will terminate;

(2) require the mandatory surrender to our company by all or selected holders of some or all of the then outstanding options under the 2001 Stock Incentive Plan held by such holders (irrespective of whether such options are then exercisable under the provisions of the 2001 Stock Incentive Plan or the option agreements evidencing such options) as of a date, before or after such Corporate Change, specified by our board, in which event our board will cancel such options and we will pay to each such holder an amount of cash per share equal to the excess, if any, of the per share price offered to our stockholders in connection with such Corporate Change over the exercise prices under such options for such shares;

(3) with respect to all or selected holders, have some or all of their then outstanding options (whether vested or unvested) assumed or have a new option substituted for some or all of their then outstanding options (whether vested or unvested) by an entity which is a party to the transaction resulting in such Corporate Change and which is then employing such holder or which is affiliated or associated with such holder in the same or a substantially similar manner as with us prior to the Corporate Change, or a parent or subsidiary of such entity, provided that (A) such assumption or substitution is on a basis where the excess of the aggregate fair market value of the shares subject to the option immediately after the assumption or substitution over the aggregate exercise price of such shares is equal to the excess of the aggregate fair market value of all shares subject to the option immediately before such assumption or substitution over the aggregate exercise price of such shares, and (B) the assumed rights under such existing option or the substituted rights under such new option as the case may be will have the same terms and conditions as the rights under the existing option assumed or substituted for, as the case may be;

(4) provide that the number and class or series of shares of our stock covered by an option (whether vested or unvested) theretofore granted be adjusted so that such option when exercised will cover the number and class or series of shares of stock or other securities or property (including, without limitation, cash) to which the holder would have been entitled pursuant to the terms of the agreement or plan relating to such Corporate Change if, immediately prior to such Corporate Change, the holder had been the holder of record of the number of shares of our stock then covered by such option; or

(5) make such adjustments to options then outstanding as our board deems appropriate to reflect such Corporate Change (provided, however, that our board may determine in its sole and absolute discretion that no such adjustment is necessary).

In effecting one or more of alternatives (3), (4) or (5) above, and except as otherwise may be provided in an option agreement, our board, in its sole and absolute discretion and without the consent or approval of any holder, may accelerate the time at which some or all options then outstanding may be exercised.

In the event of changes in our outstanding stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges or other relevant changes in capitalization occurring after the date of the grant of any option under the 2001 Stock Incentive Plan and not otherwise provided for, any outstanding options and any agreements evidencing such options shall be subject to adjustment by our board in its sole and absolute discretion as to the number and price of shares of stock or other consideration subject to such options. In the event of any such change in our outstanding stock, the aggregate number of shares available under the 2001 Stock Incentive Plan may be appropriately adjusted by our board, whose determination shall be conclusive.

After a merger of one or more corporations into us or after a consolidation of our company and one or more corporations in which our company shall be the surviving corporation, each holder shall be entitled to have his or her restricted stock appropriately adjusted based on the manner our stock was adjusted under the terms of the agreement of merger or consolidation.

Options we have issued to date provide that if (i) a Corporate Change occurs, (ii) a person acquires beneficial ownership of more than 35% of our voting stock (unless approved by the incumbent Board of Directors, but in no event more than 49%), (iii) the individuals who are members of the incumbent Board of Directors cease to constitute at least two-thirds of the Board of Directors or (iv) our Company is involved in a merger, consolidation or reorganization not approved by the incumbent Board of Directors, then vesting of such options will accelerate on the date of such event.

Purpose and Administration of the 2001 Stock Incentive Plan

The 2001 Stock Incentive Plan is administered by the Compensation Committee, or, to the extent that it elects to do so, our full Board of Directors. The 2001 Stock Incentive Plan is intended to advance our best interests by providing those persons, including employees, consultants, advisors, and directors, who have substantial responsibility for the management and growth of us and our subsidiaries, with additional incentive by increasing their proprietary interest in our success.

The Compensation Committee may from time to time grant stock options, including incentive stock options intended to meet the requirements of section 422 of the Code, or nonqualified stock options that are not intended to be incentive stock options, and restricted stock awards to individuals eligible to receive them. Incentive stock options, nonqualified stock options, and restricted stock awards granted under the 2001 Stock Incentive Plan are collectively referred to in this summary as "awards."

Eligibility and Participation

Key employees of our subsidiaries and us, as determined by the Compensation Committee from time to time, are eligible to receive incentive stock options. The individuals eligible to receive awards other than incentive stock options are those persons, including employees, consultants, advisors and directors, who have substantial responsibility for the management and growth of our subsidiaries and us, as determined by the Compensation Committee. As of the date hereof, our Named Executive Officers, other corporate and field employees and all of our non-employee directors are eligible to receive awards under the 2001 Stock Incentive Plan.

Shares Subject to the 2001 Stock Incentive Plan

An aggregate amount of 2,146,583 shares of our common stock is subject to the 2001 Stock Incentive Plan. Such shares may be treasury shares or authorized but unissued shares. If any outstanding award expires or terminates, the shares of common stock relating to the unexercised portion of the award may again be available for purposes of awards under the 2001 Stock Incentive Plan. The maximum number of shares of our common stock that may be awarded to any employee pursuant to a restricted stock award under the 2001 Stock Incentive Plan is 2,146,583. The maximum number of shares of our common stock subject to options that may be awarded to any employee under the 2001 Stock Incentive Plan during any calendar year is 2,000,000.

Issuance of Options and Restricted Stock Awards

Option Price. The exercise price may not be less than the fair market value of the shares of our common stock on the date the option is granted. In the case of any ten percent stockholder, the exercise price under an incentive stock option may not be less than 110 percent of the fair market value of our common stock on the date the incentive stock option is granted.

Duration of Options. Unless the option agreement specifies a shorter term, an option expires on the tenth anniversary of the date the option is granted. Unless the option agreement specifies a shorter term, in the case of an incentive stock option granted to a ten percent stockholder, the option expires on the fifth anniversary of the date the option is granted. Unless the option agreement specifies otherwise, an option will not continue to vest after the termination of the option holder's employment or affiliation relationship with our subsidiaries and us.

Except as otherwise provided in an option agreement, (1) an option that has been granted to a person other than a non-employee director and that has been in effect for at least two years terminates on the earlier of the date of the expiration of the general term of the option or one day less than three months after the date of termination of the option holder's employment or affiliation relationship with us and our subsidiaries for any reason other than death, disability or retirement, and (2) an option that has been granted to a person other than a non-employee director and that has been in effect for less than two years terminates on the earlier of the date of the expiration of the general term of the option or 30 days after the date of termination of the option holder's employment or affiliation relationship with us and our subsidiaries for any reason other than death, disability or retirement. Options granted to date permit exercises for a period of 90 days in all cases of termination other than death, disability or retirement.

Except as otherwise provided in an option agreement, an option that has been granted to a non-employee director terminates on the earlier of the date of the expiration of the general term of the option or 90 days after the non-employee director ceases being our director for any reason other than death or disability.

Unless the option agreement specifies otherwise, if the employment or affiliation relationship between us and our subsidiaries and an option holder terminates due to death before the date of expiration of the general term of the option, the option will terminate on the earlier of the date of expiration of the general term of the option or the 180 days after the option holder's death. Options granted to date accelerate upon death of the option holder.

With respect to an option granted to a person other than a non-employee director, unless the option agreement specifies otherwise, if the employment or affiliation relationship between us and our subsidiaries and the option holder terminates due to disability before the date of the expiration of the general term of the option, the option shall terminate on the earlier of the expiration of the general term of the option or 90 days after the termination of the option holder's employment or affiliation relationship due to disability. Options granted to date accelerate upon disability of the option holder and are exercisable for 180 days after such disability.

If a non-employee director's affiliation relationship with us or our subsidiary is terminated as a result of disability, an option may be exercised for a period of 180 days after the non-employee director ceases being our director or until the expiration of the option period, if sooner, to the extent the option could have been exercised by the option holder on the date the individual ceased being our director.

Unless the option agreement specifies otherwise, if the option holder is an employee of us or our subsidiary and the employee retires (as defined in the 2001 Stock Incentive Plan), the option terminates on the earlier of the expiration of the general term of the option or one day less than three months after the date of the option holder's retirement.

Exercise of Options

An option may be exercised at the time, in the manner, and subject to the conditions the Compensation Committee specifies in the option agreement in its sole discretion. No option holder will have any rights as a stockholder with respect to our common stock covered by the option until the date a certificate is issued for such common stock.

Restricted Stock Awards

Restricted stock awards under the 2001 Stock Incentive Plan give the recipient shares of our common stock, subject to vesting requirements and other transferability restrictions that the Compensation Committee determines in its sole discretion. Recipients of restricted stock awards under the 2001 Stock Incentive Plan will be the record owners of the shares of our common stock on the date of grant, but may business. The Company purchased Targoff-RS, LLC and its debt at an aggregate price of $4.0 million through the issuance of 1,800 shares of Series F Convertible Preferred Stock, no par value (the "Series F Preferred Stock"). The Series F Preferred Stock is convertible into 1,800,000 shares of Common Stock at an imputed price of $2.22 per share. The Series F Preferred Stock was converted into common stock at a special shareholders meeting March 26, 2002. (See Note 19).

The remaining amounts necessary to consummate the ZB Acquisition came from the ZB Credit Facility, which was refinanced by the Company's Consolidated Credit Facility in April 2002 (See Note 5).

Purchase Allocation

Our acquisitions have been accounted for under the purchase method of accounting. The financial statements reflect the allocation of the purchase prices to the acquired net assets based upon an independent third-party appraisal.

	Zany Brainy	Targoff-RS, LLC
Net current assets	$ 106,017,000	$ 178,000
Property, fixtures and equipment	17,156,000	820,000
Non-current assets	286,000	-
Net current liabilities	(36,463,000)	(423,000)
Non-current liabilities	(3,000,000)	-
Estimated fair value, net assets acquired	83,996,000	575,000
Goodwill and other intangible assets	457,000	3,421,000
Total purchase price	84,453,000	3,996,000
Less:		
Common stock issued	(3,245,000)	-
Notes payable	(7,500,000)	-
Preferred stock issued	-	(3,996,000)
Amount refinanced	(52,664,000)	-
Cash paid	21,044,000	-
Less cash acquired	(6,166,000)	-
Net cash paid	$ 14,878,000	$ -

Of the $0.5 million and $3.4 million of acquired intangible assets from the Zany Brainy and Targoff-RS acquisitions, $0.4 million and $0.3 million, respectively, was assigned to registered trademarks that are not subject to amortization.

FAO Schwarz

On January 31, 2002, Toy Soldier, Inc. ("Toy Soldier"), a wholly owned subsidiary of the Company, completed the acquisition of certain assets (and assumed liabilities of approximately $9.0 million) of FAO Schwarz, including its Fifth Avenue store in New York and 21 other stores throughout the United States, and the assets of Quality Fulfillment Services, Inc.("QFS"), an affiliate of FAO Schwarz, which runs the fulfillment services for the FAO Schwarz Internet and catalog operations. QFS also provides fulfillment services for several third party catalog companies as well. On April 6, 2002, Toy Soldier changed its name to FAO Schwarz, Inc. ("FAO Schwarz"). FAO caters to the same discerning customer, yet each of the Company's brands focus on a different product offering and a different positioning with this customer. The combination would allow cross-promotion throughout the childhood of our customers' children and that there were opportunities for efficiencies in operations and that the price was attractive.

The acquisition was funded through the issuance of approximately 20,000 shares of its Series H Contingent Convertible Preferred Stock (the "Series H Preferred Stock") (See Note 8), which is contingently convertible into 5,000,000 shares of Common Stock, and the issuance of $15.7 million (reduced from its original amount of $18 million due to subsequent amendment of the purchase agreement) in aggregate principal amount of FAO Schwarz's 8% Subordinated Notes due 2005 (the "Subsidiary Subordinated Notes"). (See Note 6).

NOTE 19 – SUBSEQUENT EVENTS

On March 26, 2002, a special meeting of shareholders was held for certain matters including the approval to exercise the conversion feature of the Company's Series E, Series F, Series G, and Series H Preferred Stock and the Junior Convertible Notes. The shareholders also approved an amendment to the Company's Articles of Incorporation affecting an increase in authorized common stock from 25 million shares to 75 million shares. In accordance with the shareholders' agreement with the KAIM investment affiliates and Mr. Fred Kayne, this increase required the conversion of all of their holdings in the Company's Senior Subordinated Notes and the Company's Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock to Common Stock.

Security Converted	Shares	Converted into Shares of Common Stock
Convertible Preferred Stock:		
Series B	2,000	66,667
Series E	11,919	8,334,836
Series F	1,800	1,800,000
Series G	2,200	2,200,000
Series H	20,000	5,000,000

Additionally, On April 30, 2002, the Company entered into the Consolidated Credit Facility with Wells Fargo Retail Finance, as agent (See Note 5).

On May 24, 2002, the Company issued 4.5 million shares of common stock, no par value, for $27 million in a private placement with several private investment firms and funds ("Investors"). As part of the issuance the Company granted the Investors registration rights for the shares issued.